
psiron
innovation in bioscience



21h December 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.


07020019

Attention: Mr. Elliot Staffin

Re: Psiron Limited
12g3-2(b) Information
File No. 82-34945

SUPPL

Dear Mr. Staffin

Enclosed please find information that Psiron Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Psiron Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9889 1200

Bryan Dulhunty
Executive Chairman

pp. [signature]
Petra Aroci
Office Manager

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com


psiron
innovation in bioscience



ASX Release:
Date: 30th November 2006

BREAST CANCER – PRECLINCIAL RESEARCH RESULTS

Psiron (ASX:PSX) is pleased to announce that a poster presentation demonstrating the oncolytic activity of Coxsackievirus A21 (CAVATAK™) against breast cancer was presented at the 2006 meeting of the "European Study Group on the Molecular Biology of Picornaviruses on November 29th 2006.

Research Results

The poster (a copy of the poster is attached to this press release) demonstrates that researchers at the University of Newcastle have shown:

1) Potent oncolytic effect using CAVATAK™ on human breast cancer cell lines.

2) A single dose of CAVATAK™ caused significant evidence of human breast cancer tumours grown in immune deficient animal models.

Breast Cancer

Breast cancer is the most frequent cancer diagnosed in females. Adequate treatments exist for early stage disease where the Breast cancer hasn't spread to distant sites in the body, however in cases where metastatic spread has occurred, current treatments are often inadequate. Over 200,000 new cases of Breast cancer will be diagnosed in the USA in 2006.

About Psiron

Psiron is listed on the Australian Stock Exchange (ASX code: PSX) . Psiron's principal assets are it intellectual property relating to CAVATAK™. CAVATAK™ is the trade name for Psiron's proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community, and was first isolated over 50 years ago. Infection by CVA21 most often causes non-specific fever or upper respiratory infection ("cold" like symptoms) and is self limiting, requiring no specific treatment for those infected to completely recover. In order to infect a cell, CVA21 must first attach to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been extensively studied and are significant molecules of interest in cancer research. They have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others. Psiron has received approval to begin a dose escalation intratumour trial in melanoma, with future plans to evaluate CAVATAK™ in

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

Prostate cancer, Breast Cancer and other cancers demonstrated to express the required receptors ICAM-1 and Decay accelerating factor.

Bryan Dulhunty
Executive Chairman

A Common-Cold Producing Virus with Anti-Cancer Properties Against Human Metastatic Breast Cancer

Kathryn A. Skelding[1,*], E. Susanne Johansson[1], Gough G. Au[1], Richard D. Barry[1], Darren R. Shafren[1,2]

[1] The Picornaviral Research Unit, The School of Biomedical Sciences, The University of Newcastle, Newcastle, New South Wales, 2300, Australia.
[2] Psiron Limited, Waterloo Rd, North Ryde, New South Wales, 2113, Australia

ABSTRACT

Human breast cancer is the most commonly diagnosed cancer in women. Current therapies are non-specific, and toxicities are common. Once cancer has metastasized, it is generally thought to be incurable. Novel, cancer-specific therapies need to be discovered and one such novel therapy is virotherapy. Coxsackievirus A21 (CVA21), a common-cold producing virus, is able to efficiently target melanomas in mouse models, thereby highlighting the potential anti-cancer applications of this virus. CVA21 utilises the viral receptors, intercellular adhesion molecule-1 (ICAM-1) and/or decay-accelerating factor (DAF), which are up-regulated on many cancer cells relative to the surrounding non-cancerous tissue. Recently, a bio-selected variant of CVA21 (CVA21-DAFv) that is able to induce lytic infection in cells expressing only DAF was developed in our laboratory.

This study evaluates the oncolytic potential of the genetically unmodified wild-type human enterovirus, CVA21, as well as the bio-selected variant CVA21-DAFv, in both *in vitro* cultures and *in vivo* mouse models of human breast cancer. *In vitro* studies established that ICAM-1 and/or DAF were present in significantly higher levels on the breast cancer cells when compared to normal breast cells, thereby potentially facilitating virus-induced lytic infection in the cancer cell lines. *In vivo* challenge studies employed a spontaneous metastatic xenograft mouse model, where it was demonstrated that both viruses were able to reduce the primary and secondary tumour burdens when compared to the saline treated control. Based on these findings, administration of wild-type CVA21, as well as CVA21-DAFv, may provide new therapeutic avenues for the treatment of metastatic breast cancer.


Normal Breast Lines
Breast Cancer Lines
Relative Cell Number
Log Fluorescence



[illegible] Breast cell lines examined by flow cytometry for the presence of [illegible] and DAF.



[illegible] Primary breast tissue array slides were obtained and examined for expression of ICAM-1 and DAF via immunohistochemistry. Brown staining areas denote the presence of ICAM-1 and/or DAF.


CVA21
CVA21-DAFv



[illegible] Monolayers of breast cell lines were cultured in 96-well plates, and infected with varying concentrations of infectious CVA21 or CVA21-DAFv. (A) The mean 50% end point titer obtained from infection in triolicate, expressed as multiplicity of infection (MOI). (B) Photomicrographic representation of cell death in a normal breast cell line and breast cancer cell lines infected with CVA21 or CVA21-DAFv at an MOI of 100.


PBS
CVA21
CVA21-DAFv
Days Post Treatment



	Days Post Treatment				
	14	21	28	35	42
PBS	3/8	6/8	6/7	6/6	2/2
CVA21	3/8	3/8	7/8	3/8	0/8
CVA21 -DAFv	3/7	5/7	7/7	6/7	4/7

[illegible] SCID mice were injected into the mammary fat pad with MDA-MB-231-luc cells, and tumors were allowed to form before the mice were treated with a single intravenous injection of either PBS, CVA21, or CVA21-DAFv (1×10^7 $TCID_{50}$). (A) All tumor volumes are expressed as the average tumor burden ± SEM (standard error of the mean, n = 6). * statistical significance (* PBS treated tumors are significantly greater than CVA21 treated tumors; ** PBS treated tumors are significantly greater than CVA21-DAFv treated tumors). (B) Metastases were able to be detected in mice from two weeks post-treatment onwards. Mice shown are representative for what was observed at day 42 post treatment. (C) Numbers of mice that possessed metastases from days 14 – 42 post treatment.

CONCLUSION

- All breast cancer cell lines were more susceptible to lysis by CVA21 and CVA21-DAFv than the normal cell line
- CVA21 and CVA21-DAFv caused comparable lysis in breast cancer cell lines *in vitro*. However, CVA21-DAFv lysed the normal breast cell line more than CVA21
- Both CVA21 and CVA21-DAFv were able to cause significant tumor regression compared to PBS treated controls in a SCID mouse model of metastatic breast cancer
- CVA21, when administered intravenously, was able to cause complete regression of metastases in a spontaneous metastatic model of human breast cancer, and CVA21-DAFv was able to reduce metastatic burden compared to PBS treated controls


psiron


Women




NATIONAL
BREAST CANCER FOUNDATION


The UNIVERSITY of NEWCASTLE


psiron
innovation in bioscience

ASX Release:
Date: 30th November 2006

BREAST CANCER – PRECLINCIAL RESEARCH RESULTS

Psiron (ASX:PSX) is pleased to announce that a poster presentation demonstrating the oncolytic activity of Coxsackievirus A21 (CAVATAK™) against breast cancer was presented at the 2006 meeting of the "European Study Group on the Molecular Biology of Picornaviruses on November 29th 2006.

Research Results

The poster (a copy of the poster is attached to this press release) demonstrates that researchers at the University of Newcastle have shown:

1) Potent oncolytic effect using CAVATAK™ on human breast cancer cell lines.

2) A single dose of CAVATAK™ caused significant reduction of human breast cancer tumours grown in immune deficient mice.

Breast Cancer

Breast cancer is the most frequent cancer diagnosed in females. Adequate treatments exist for early stage disease where the Breast cancer hasn't spread to distant sites in the body, however in cases where metastatic spread has occurred, current treatments are often inadequate. Over 200,000 new cases of Breast cancer will be diagnosed in the USA in 2006.

About Psiron

Psiron is listed on the Australian Stock Exchange (ASX code: PSX). Psiron's principal assets are it intellectual property relating to CAVATAK™. CAVATAK™ is the trade name for Psiron's proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community, and was first isolated over 50 years ago. Infection by CVA21 most often causes non-specific fever or upper respiratory infection ("cold" like symptoms) and is self limiting, requiring no specific treatment for those infected to completely recover. In order to infect a cell, CVA21 must first attach to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been extensively studied and are significant molecules of interest in cancer research. They have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others. Psiron has received approval to begin a dose escalation intratumour trial in melanoma, with future plans to evaluate CAVATAK™ in Prostate cancer, Breast Cancer and other cancers demonstrated to express the required receptors ICAM-1 and Decay accelerating factor.

Bryan Dulhunty
Executive Chairman

A Common-Cold Producing Virus with Anti-Cancer Properties Against Human Breast Cancer

Kathryn A. Skelding[1], E. Susanne Johansson[1], Gough G. Au[1], Richard D. Barry[1], Darren R. Shafren[1, 2].

[1] The Picornaviral Research Unit, The School of Biomedical Sciences, The University of Newcastle, Newcastle, New South Wales, 2300, Australia.
[2] Psiron Limited, Waterloo Rd, North Ryde, New South Wales, 2113, Australia

ABSTRACT

Human breast cancer is the most commonly diagnosed cancer in women. Current therapies are non-specific and toxicities are common. Once cancer has metastasized, it is generally thought to be incurable. Novel cancer-specific therapies need to be discovered and one such novel therapy is virotherapy. Coxsackievirus A21 (CVA21), a common-cold producing virus, is able to efficiently target melanomas in mouse models, thereby highlighting the potential anti-cancer applications of this virus. CVA21 utilises the viral receptors, intercellular adhesion molecule 1 (ICAM-1) and/or decay-accelerating factor (DAF), which are up-regulated on many cancer cells relative to the surrounding non-cancerous tissue. Recently, a bio-selected variant of CVA21 (CVA21-DAFv) that is able to induce lytic infection in cells expressing DAF only was developed in our laboratory.

This study evaluates the oncolytic potential of the genetically unmodified wild-type human enterovirus, CVA21, as well as the bio-selected variant CVA21-DAFv in both *in vitro* cultures and *in vivo* mouse models of human breast cancer. *In vitro* studies established that ICAM-1 and/or DAF were present in significantly higher levels on the breast cancer cells when compared to normal breast cells, thereby potentially facilitating virus-induced lytic infection in the cancer cell lines. *In vivo* challenge studies employed a spontaneous metastatic xenograft mouse model where it was demonstrated that both viruses were able to reduce the primary and secondary tumour burdens when compared to the saline treated control. Based on these findings, administration of wild-type CVA21 as well as CVA21-DAFv may provide new therapeutic avenues for the treatment of metastatic breast cancer.


Normal Breast Lines
Breast Cancer Lines
Relative Cell Number
Log Fluorescence

Breast cell lines examined by flow cytometry for the presence of … and DAF.

Monolayers of breast cell lines were cultured in 96-well plates and infected with varying concentrations of infectious CVA21 or CVA21-DAFv. (A) The mean 50% end point titer obtained from infection in triplicate, expressed as multiplicity of infection (MOI). (B) Photomicrographic representation of cell death in a normal breast cell line and breast cancer cell lines infected with CVA21 or CVA21-DAFv at an MOI of 100.

Primary breast tissue array slides were obtained and examined for expression of ICAM-1 and DAF by immunohistochemistry. Brown staining areas denote the presence of ICAM-1 and/or DAF.


PBS
CVA21
CVA21-DAFv
Tumor Volume (mm³)
Days Post Treatment
0
200
400
600
800
1000
1200
0
10
20
30
40
50

SCID mice were injected into the mammary fat pad with MDA-MB-231-luc cells and tumors were allowed to form before the mice were treated with a single intravenous injection of either PBS, CVA21 or CVA21-DAFv (1×10^7 $TCID_{50}$). (A) All tumor volumes are expressed as the average tumor burden ± SEM (standard error of the mean, n = 8). Statistical significance (* PBS treated tumors are significantly greater than CVA21 treated tumors; ** PBS treated tumors are significantly greater than CVA21-DAFv treated tumors).

Darren Shafren is a director of Psiron. Darren Shafren, Gough Au, Richard Barry and Susanne Johansson are shareholders of Psiron.

CONCLUSION

- All breast cancer cell lines were more susceptible to lysis by CVA21 and CVA21-DAFv than the normal cell line.
- CVA21 and CVA21-DAFv caused comparable lysis in breast cancer cell lines *in vitro*.
- Both CVA21 and CVA21-DAFv were able to cause significant tumor regression compared to PBS treated controls in a SCID mouse model of metastatic breast cancer.


psiron


Women
in Super


NATIONAL
BREAST CANCER FOUNDATION


The University of Newcastle


psiron
innovation in bioscience

ASX Release:
Date: 30th November 2006

PROSTATE CANCER – PRECLINCIAL RESEARCH RESULTS

Psiron (ASX:PSX) is pleased to announce that a poster presentation demonstrating the oncolytic activity of Coxsackievirus A21 (CAVATAK™) against prostate cancer was presented at the 2006 meeting of the "European Study Group on the Molecular Biology of Picornaviruses on November 29th 2006.

Research Results

The poster (attached) demonstrates that researchers at the University of Newcastle have shown a potent oncolytic effect of CAVATAK™ on human prostate cancer cell lines, with significant reductions of tumour burden using CAVATAK™ in human prostate cancer tumours grown in immune deficient mice.

Prostate cancer

Prostate cancer is the most frequent cancer diagnosed in males. Adequate treatments exist for early stage disease where the prostate cancer hasn't spread to distant sites in the body, however in cases where metastatic spread has occurred, current treatments are inadequate and the disease most often progresses. Over 200,000 new cases of prostate cancer will be diagnosed in the USA in 2006.

About Psiron

Psiron is listed on the Australian Stock Exchange (ASX code: PSX) . Psiron's principal assets are it intellectual property relating to CAVATAK™. CAVATAK™ is the trade name for Psiron's proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community, and was first isolated over 50 years ago. Infection by CVA21 most often causes non-specific fever or upper respiratory infection ("cold" like symptoms) and is self limiting, requiring no specific treatment for those infected to completely recover. In order to infect a cell, CVA21 must first attach to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been extensively studied and are significant molecules of interest in cancer research. They have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others. Psiron has received approval to begin a dose escalation intratumour trial in melanoma, with future plans to evaluate CAVATAK™ in Prostate cancer, Breast Cancer and other cancers demonstrated to express the required receptors ICAM-1 and Decay accelerating factor.

Bryan Dulhunty
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

Low Pathogenic Enteroviruses as Novel Oncolytic Agents Against Human Prostate Cancer

Linda J. Berry, E. Susanne Johansson, Gough G. Au, Richard D. Barry, Darren R. Shafren

The Picornaviral Research Unit, The School of Biomedical Sciences, The University of Newcastle, Newcastle, New South Wales 2300, Australia

ABSTRACT

The use of replication-competent viruses to preferentially target and lyse cancer cells compared to normal cells has been termed a novel form of cancer therapy known as oncolytic viral therapy. Following the successful results obtained from both in vitro and in vivo testing of Coxsackievirus A21 as an oncolytic agent against malignant melanoma, several low pathogenic enteroviruses, Coxsackievirus A21 (CVA21) and a bio-selected Coxsackievirus A21 DAF variant (CVA21-DAFv) were investigated as novel oncolytic agents against prostate cancer cell lines *in vitro* and *in vivo*.

INTRODUCTION

Prostate cancer is the most commonly diagnosed cancer in males. The incidence continues to escalate in Australia with 10,512 new cases estimated in 2000. Current therapies include surgery, radiation, hormone ablation therapy and chemotherapy to remove malignant tissue, but these remain inadequate and often have serious side effects that reduce quality of life. Once prostate cancer has metastasised to distant sites, it is considered incurable.

Intercellular adhesion molecule-1 (ICAM-1) and/or the complement-regulatory protein Decay-accelerating factor (DAF) are often over-expressed on cancer cells compared to normal cells in the surrounding tissue. These molecules conveniently form the target receptors for attachment and entry of a subset of enteroviruses. Coxsackievirus A21 requires ICAM-1 and/or DAF. Bio-selected CVA21-DAFv requires DAF only for attachment and infection.


Prostate
Urethra
Penis
Vagina

This shows the prostate and nearby organs.

This shows the inside of the prostate, urethra, rectum, and bladder.


LNCaP
DU145
PC3
Hours post CVA21 infection
0
48
No lysis
Lysis
Lysis

METHODS/RESULTS

A panel of prostate cancer cell lines were screened for their expression of ICAM-1 and/or DAF by flow cytometry and subsequent in vitro susceptibility to CVA21 and CVA21-DAFv. Of the eight prostate cancer cell lines examined, six lines expressed the receptors of interest with a shift in expression relative to conjugate alone negative control (flow cytometry histogram), and were subsequently susceptible to viral infection (lower multiplicity of infection (MOI) indicates greater sensitivity to virus and that less virus is required to induce lysis of cancer cells). CVA21-DAFv was able to extend the therapeutic range of this therapy by lysing the CVA21-resistant LNCaP cell line, which has little to no expression of ICAM-1 but adequate DAF. An *in vivo* xenograft model of prostate cancer utilising the PC3 cell line was established and used to assess the oncolytic capacity of CVA21 and CVA21-DAFv for comparison. After palpable tumours had developed, viruses administered IV as a single dose caused significant ($p<0.001$) tumour regression from day 4 and over the full course of the experiment relative to PBS treated controls which had to be sacrificed at day 20 in accordance with the ethical limits for maximal tumour growth.

VIRUS RECEPTOR EXPRESSION

Prostate Cancer Expression of Receptors:



SUSCEPTIBILITY TO ONCOLYSIS *IN VITRO*

In Vitro Oncolysis of Prostate Cell Lines

SUSCEPTIBILITY TO ONCOLYSIS *IN VIVO*


PC3 Xenograft in Male SCID Mice
PBS
CVA21
CVA21-DAFv
Tumour Volume (mm³)
Days Post Treatment

CONCLUSIONS

Human prostate cancer cell lines with increased expression of ICAM-1 and DAF on their surface were susceptible to rapid oncolysis by CVA21 and CVA21-DAFv both *in vitro* and *in vivo*. These findings highlight the potential of using low pathogenic, replication competent human enterovirus CVA21 and of CVA21-DAFv as novel oncolytic agents against human prostate cancer.


psiron


UNIVERSITY
NEWCASTLE


psiron
innovation in bioscience

ASX Release:
Date: 30th November 2006

Presentation by Psiron Researcher at International Conference on

1) Human trial results in melanoma, using CAVATAK™
2) Multiple Myeloma – preclinical research results

Psiron (ASX:PSX) is pleased to announce that an oral presentation by Dr. Gough Au, University of Newcastle, Australia entitled " The oncolytic activity of Coxsackievirus A21 (CAVATAK™) against human cancers" has been presented at the 2006 meeting of the "European Study Group on the Molecular Biology of Picornaviruses".

Research Results

Melanoma
Dr Au presented findings on the initial evaluation of intratumoural administration of CAVATAK™ to five stage IV melanoma patients.

Multiple Myeloma
Dr Au also presented work on the potential of CAVATAK™ in Multiple Myeloma.

CAVATAK™ has been demonstrated in this research to specifically and aggressively target the cancerous cells of Multiple Myeloma. The research used bone marrow and blood samples taken directly from Multiple Myeloma patients.

Multiple Myeloma is a Cancer of the blood, specifically involving the plasma cell. Current treatments are inadequate with the majority of patients eventually having recurrence of disease. Roughly 16,000 new cases of Multiple Myeloma are expected to be diagnosed in the USA in 2006.

A copy of the presentation is attached.

About Psiron

Psiron is listed on the Australian Stock Exchange (ASX code: PSX). Psiron's principal assets are its intellectual property relating to CAVATAK™ is the trade name for Psiron's proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community, and was first isolated over 50 years ago. Infection by CVA21 most often causes non-specific fever or upper respiratory infection ("cold" like symptoms) and is self limiting, requiring no specific treatment for those infected to completely recover. In order to infect a cell, CVA21 must first attach to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been extensively studied and are significant molecules of interest in cancer research. They have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others. Psiron has received approval to begin a dose escalation intratumour trial in melanoma, with future plans to evaluate CAVATAK™ in prostate cancer, breast cancer and other cancers demonstrated to express the required receptors ICAM-1 and Decay accelerating factor.

Bryan Dulhunty
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

Coxsackievirus A21 as an Oncolytic Virotherapy Agent for Human Cancers

Gough G. Au, E. Susanne Johannson, Leone Beagley, Annalese Johnson, Catherine Delahunty, Linda J. Berry, Kathryn A. Skelding, Erin S. Haley, Richard D. Barry and Darren R. Shafren.

The Picornaviral Research Unit, School of Biomedical Sciences, Faculty of Health, The University of Newcastle, New South Wales, 2300, Australia.

Psiron Ltd, Level 1, 82-84 Waterloo Rd, North Ryde, New South Wales, 2113, Australia

SUMMARY

Oncolytic virotherapy is the use of viruses to selectively target and destroy malignant tissue while leaving normal cells intact. Coxsackievirus A21 (CVA21) is a naturally occurring low-pathogenic enterovirus that has demonstrated pre-clinical efficacy in a range of human cancers, including melanoma, breast cancer and prostate cancer. This poster outlines the clinical development of CVA21 under the product name CAVATAK™, indicating that the intratumoral administration of live CVA21 in five melanoma patients was well-tolerated. Multiple myeloma, is a hematological malignancy that may be an additional target for CVA21 virotherapy. Clinical bone marrow biopsies from multiple myeloma patients were challenged with CVA21 and resulted in the substantial clearance of CD138+ malignant myeloma cells, with minimal effect on normal cells of the bone marrow.

FIRST IN MAN STUDIES: INTRATUMOURAL ADMINISTRATION OF CAVATAK™

CAVATAK™



Levels of serum anti-CVA21 specific neutralising antibodies



Presence of CVA21 (RT-PCR)

	Serum 30 min p.i.		Injected tumour (~21 days p.i.)	
	Real-time	Nested	Real-time	Nested
Pt01	-	+	-	-
Pt02	+	+	-	+
Pt03	+	+	+	+
Pt04	+	+	-	-
Pt05	-	+	-	-

- CAVATAK™ is a highly purified preparation of CVA21 suitable for use in humans.
- Five stage IV melanoma patients that were CVA21 sero-negative and bearing multiple subcutaneous nodules, received a single intratumoural injection of 0.7-2.0 x 10^7 $TCID_{50}$ of CAVATAK™.
- Intralesional CAVATAK™ injection was well tolerated, with no serious or severe adverse events.
- Neutralising antibody production occurred 7-14 days post intratumoural injection.
- Using real-time RT-PCR and a highly sensitive nested RT-PCR assay, CVA21 viral RNA was detected in injected tumours ~21 days post injection in two patients, despite the presence of high levels of neutralising antibodies.
- Further evaluation as to the clinical benefit of CAVATAK™ administration is underway.

ACTIVITY OF CVA21 IN CLINICAL MULTIPLE MYELOMA BIOPSY MATERIAL

Multiple myeloma cells from clinical BM samples express ICAM-1

Ex vivo purging of patient bone marrow samples by CVA21





Normal cells are still viable post CVA21 *ex vivo* purging



Myelomonocytic stem cells can still be cultured following CVA21 purging


CFU-GM

- Multiple myeloma (MM) cells are well characterized for their up-regulation of the transcription factor NF-kb and as a result have high levels of intercellular adhesion molecule-1 (ICAM-1) expression. The elevation of ICAM-1 on the surface of CD138+ myeloma cells makes this cancer a potential target for CVA21 virotherapy, as this virus uses ICAM-1 as an cell-entry molecule.
- Bone marrow (BM) biopsies were obtained from 10 patients undergoing routine BM investigation at the Newcastle Mater Misericordiae Hospital after receiving written, informed consent.
- Flow cytometry revealed that myeloma cells from clinical specimens were ICAM-1 positive and that when challenged with CVA21 (for 48 h at 0.1 or 1.0 $TCID_{50}$/ml), lead to substantial clearance of CD138+ tumor cells, with minimal effect on normal CD138- cells.
- The effect of CVA21-purging on the pluripotential stem cells in the BM is not known. Myelomonocytic stem cells however, were still viable and could be cultured from CVA21-purged bone marrow.
- CVA21 shows evidence that it is selective in the targeting of tumor cells with minimal effect on normal bone marrow cells and myelomonocytic stem cells.


psiron

TUNRA

Disclosure statement: Gough Au, Susanne Johansson, Richard Barry and Darren Shafren have a financial interest in Psiron Ltd


psiron
innovation in bioscience

ASX Release:
Date: 5th December 2006

Exercise of Options by Executive Chairman and former directors.

The Company advises that the current Executive Chairman has today exercised 500,000 unlisted options ($57,600)

An appendix 3y follows

The company also wishes to announce that former executive directors of the Company have also exercised a total of 2,000,000 options at various exercise prices.

Total funds received by the company from the exercise of all options is $265,200

An appendix 3b will we released shortly.

Bryan Dulhunty
Executive Chairman

.

About Psiron

Psiron is listed on the Australian Stock Exchange (ASX code: PSX). Psiron's principal asset is its intellectual property relating to CAVATAK™. CAVATAK™ is the trade name for Psiron's proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community, and was first isolated over 50 years ago. Infection by CVA21 most often causes non-specific fever or upper respiratory infection ("cold" like symptoms) and is self limiting, requiring no specific treatment for those infected to completely recover. In order to infect a cell, CVA21 must first attach to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been extensively studied and are significant molecules of interest in cancer research. They have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others. Psiron has received approval to begin a dose escalation intratumour trial in melanoma, with future plans to evaluate CAVATAK™ in Prostate cancer, Breast Cancer and other cancers demonstrated to express the required receptors ICAM-1 and Decay accelerating factor.

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PSIRON LTD**
ABN	**12 010 657 351**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Bryan Dulhunty
Date of last notice	3 July 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect		
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	- Conversion of options by DFCT Pty Ltd, an entity associated with Mr Bryan Dulhunty - Issue of options as approved by shareholders at the AGM to DFCT an entity associated with Mr Bryan Dulhunty		
Date of change	5 December 2006		
No. of securities held prior to change		Ord shares	Options
	Direct	-	-
	Indirect	625,000	1,000,000
Class	Ordinary shares		
Number acquired	500,000 ordinary shares 2,000,000 unlisted options at exercise prices Between 30 cents and 40 cents per option		
Number disposed	500,000 18 cent options expired		
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$57,600		

		Ord shares	Options
No. of securities held after change	Direct	-	-
	Indirect	1,125,000	2,000,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	- Conversion of 500,000 12 cent options - Issuing of 2,000,000 options at exercise prices of 30 cents, 35 cents and 40 cents - Expiring of 500,000 18 cent options		

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Appendix 3B

New issue announcement, application for quotation of additional securities .and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Psiron Ltd

ABN

12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares and options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,500,000 ordinary shares 2,000,000 unlisted options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares - existing class Unlisted Options – as approved at the AGM on 23 Nov 06 - 750,000 at 30 cents - 500,000 at 35 cents - 750,000 at 40 cents Unlisted options expire on 5 December 2013

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Ordinary shares - yes
5	Issue price or consideration	Ordinary shares – total consideration received $265,200 Unlisted options - Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital – funds received on issuing of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 December 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	225,346,504	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,050,000 1,570,000	Unlisted Options Unlisted employee share scheme options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	2,500,000
39	Class of +securities for which quotation is sought	ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Exercising of unlisted options

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*Including* the securities in clause 38)	225,346,504	ordinary

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those +securities should not be granted +quotation.

   - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original Signed .... Date: 5th December 2006
(Executive Chairman)

Print name: Bryan Dulhunty ....

Attachment A

Unquoted Options

A schedule of all options and their exercise prices are set out below

	Expiry Date	Exercise Price	Number of options
Employee Options			
Various employees	30 August 2009	$0.235	150,000
Various employees	21 October 2009	$0.425	1,000,000
Various employees	18 April 2011	$0.345	20,000
Various employees	2009	$0.200	200,000
Various employees	2010	$0.200	200,000
			1,570,000
Other Options			
Mr J Walsh	28 Dec 2007	$0.192	1,000,000
Darren Shafren	18 Nov 2009	$0.192	2,000,000
Richard Barry	18 Nov 2009	$0.192	1,000,000
Susanne Johanssson	18 Nov 2009	$0.192	750,000
Gough Au	18 Nov 2009	$0.192	750,000
Dr S Smith	18 Nov 2009	$0.192	100,000
Ms J Nutting	18 Nov 2009	$0.300	1,000,000
Ms J Nutting	18 Nov 2009	$0.400	1,000,000
Mr Greg Williams	1 Aug 2010	25c,35c,45c	450,000
DFCT Pty Ltd	5 Dec 2013	30c,35c,45c	2,000,000
			10,050,000


psiron
innovation in bioscience

ASX Release:
Date: 14th December 2006

PSIRON CALLS FOR ASSIGNMENT OF THE VIROTHERAPY INTELLECTUAL PROPERTY

Psiron (ASX:PSX) has today called for the assignment of all intellectual property licensed under the ViroTarg Development and Licence Agreement. This assignment follows the completion of the final milestone obligations under that agreement, being the issue of 15.5 million shares.

The assignment of this intellectual property gives Psiron clear ownership title to this intellectual property and thus strengthens Psiron's ownership rights.

The issue of these shares was approved by Psiron shareholders at the Annual General Meeting held on 23 November 2006.

An appendix 3b follows

Bryan Dulhunty
Executive Chairman

About Psiron

Psiron is listed on the Australian Stock Exchange (ASX code: PSX). Psiron's principal asset is its intellectual property relating to CAVATAK™. CAVATAK™ is the trade name for Psiron's proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community, and was first isolated over 50 years ago. Infection by CVA21 most often causes non-specific fever or upper respiratory infection ("cold" like symptoms) and is self limiting, requiring no specific treatment for those infected to completely recover. In order to infect a cell, CVA21 must first attach to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been extensively studied and are significant molecules of interest in cancer research. They have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others. Psiron has received approval to begin a dose escalation intratumour trial in melanoma, with future plans to evaluate CAVATAK™ in Prostate cancer, Breast Cancer and other cancers demonstrated to express the required receptors ICAM-1 and Decay accelerating factor.

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com

Appendix 3B

New issue announcement,
application for quotation of additional securities
.and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Psiron Ltd

ABN

12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares and options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,500,000 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Ordinary *shares* - yes
5	Issue price or consideration	Assignment to Psiron of all intellectual property licensed under the ViroTarg Development and Licence Agreement
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Final issue of shares required under the ViroTarg Development and Licence Agreement to enable the assignment of all intellectual property licensed under that agreement
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 December 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	240,846,504	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,050,000 1,570,000	Unlisted Options Unlisted employee share scheme options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	15,500,000
39	Class of +securities for which quotation is sought	ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Issuing of new shares, as approved by shareholders on 23 November 2006 to enable assignment of intellectual property currently licensed from Virotarg Pty Ltd

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	240,846,504	ordinary

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original Signed .... Date: 14th December 2006
(Executive Chairman)

Print name: Bryan Dulhunty ....

Attachment A

Unquoted Options

A schedule of all options and their exercise prices are set out below

	Expiry Date	Exercise Price	Number of options
Employee Options			
Various employees	30 August 2009	$0.235	150,000
Various employees	21 October 2009	$0.425	1,000,000
Various employees	18 April 2011	$0.345	20,000
Various employees	2009	$0.200	200,000
Various employees	2010	$0.200	200,000
			1,570,000
Other Options			
Mr J Walsh	28 Dec 2007	$0.192	1,000,000
Darren Shafren	18 Nov 2009	$0.192	2,000,000
Richard Barry	18 Nov 2009	$0.192	1,000,000
Susanne Johanssson	18 Nov 2009	$0.192	750,000
Gough Au	18 Nov 2009	$0.192	750,000
Dr S Smith	18 Nov 2009	$0.192	100,000
Ms J Nutting	18 Nov 2009	$0.300	1,000,000
Ms J Nutting	18 Nov 2009	$0.400	1,000,000
Mr Greg Williams	1 Aug 2010	25c,35c,45c	450,000
DFCT Pty Ltd	5 Dec 2013	30c,35c,45c	2,000,000
			10,050,000


psiron
innovation in bioscience

ASX Release:

Date: 21 December 2006

CHANGE OF COMPANY NAME TO VIRALYTICS LTD

Psiron will today officially change its name to Viralytics Ltd to better reflect the Company's focus on its world leading Virotherapy Intellectual Property.

The new ASX code will be VLA. The ASX will advise the market of the date that this new code will become effective.

The Company's technology is based on the capacity of Viralytics stable of human enteroviruses to target and destroy cancer cells.

The Company has recently announced approval to commence its second human trial (a Phase I dose escalation intratumoural administration of CAVATAK™ in late stage Melanoma patients and lodgement of an additional Ethics Committee Submission for what is expected to be the Company's third human trial (a Phase I multi-dose intravenous administration of CAVATAK™ in late stage Breast, Prostate and Melanoma cancer patients)

The company has also recently released exciting pre-clinical research results in Breast, Prostate and Multiple Myeloma cancers. Details of this research are available on the Company's website

www.viralytics.com

The name change is the result of a resolution adopted at the Company's Annual General Meeting on the 23rd November 2006.

Bryan Dulhunty
Executive Chairman

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com